Exhibit 99.3

TRILLION ENERGY ANNOUNCES CHANGES TO BOARD OF DIRECTORS

December 5, 2023 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion”, or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) announces that, subject to regulatory approval, Jay Park KC has been appointed to the board of directors of the Company. Mr. Park is a renowned energy lawyer with a particular focus on upstream oil and gas transactions. He has worked on energy projects in more than fifty countries, including Turkey. He has advised international energy companies, including oil and gas explorers, producers, marketers, pipeline companies, state oil companies, governments, banks and multilateral agencies such as the World Bank. Mr. Park was formerly CEO (April 2018- September 2020) and then Chairman (September 2020-January 2022) of ReconAfrica (TSXV: RECO) exploring for oil & gas in Namibia and Botswana. During this period ReconAfrica was twice named to the TSX Venture 50 and was the top performing 2021 TSX Venture 50 company from the energy sector. Mr. Park is currently Executive Chairman of MCF Energy Ltd. (TSX.V: MCF) exploring for gas in Europe.

“The petroleum regime of Turkiye is designed to strongly encourage oil & gas exploration, development and production. So, I am excited to join Trillion to participate in the growing opportunities and success in developing these important resources,” said Jay Park KC.

Trillion also announces the resignation and retirement of Dr. Barry Wood from its board of directors. Dr. Wood has served Trillion well with his extensive international geological experience and research in reservoir formation, and knowledge formed over decades of exploration across Asia and Africa. The directors and management of Trillion extend their deepest gratitude to Dr. Wood for his contributions to the Company and wish him all the best in his retirement.

About

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest- scale natural gas development projects and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a 50% interest in three high impact oil exploration blocks in S.E. Türkiye. More information may be found on www.sedarplus.ca, and our website.

Contact

Arthur Halleran, Chief Executive Officer

E-mail: arth@trillionenergy.com

Corporate Office: 1-778-819-1585

Corporate E-mail: info@trillionenergy.com

Website: www.trillionenergy.com